MERRILL LYNCH CANADA MINING CONFERENCE
                          TORONTO - SEPTEMBER 12, 2000

                                   Comments by

                            WAYNE W. MURDY, PRESIDENT
                           NEWMONT MINING CORPORATION



INTRO Thank Michael Jalonen for the introduction and the invitation to meet with investors in this always exciting city. Acknowledge presence of John Keyes, President and COO, and Joe Baylis, Senior VP of corporate development, with Battle Mountain who can help answer questions on our pending merger.


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SLIDE 1     The gold industry is entering its 4th year of a bear market.
            While cost cutting and high grading were appropriate responses in the early years of the down cycle, the industry now faces new imperatives for survival. Consolidation has been the mantra for the new millennium, but it too has its limitations and moreover is difficult to accomplish. What's also needed is a more direct response to market fundamentals.

            The demand side of our industry continues to look good. According to the World Gold Council, first half demand continued at last year's record pace. Jewelry was up 4% worldwide, but investment demand was off by 22% as Y2K fears abated. But it is becoming increasingly clear to many of us in the industry that we need to do a far better job of marketing our product. Mine it and they won't necessarily come. Future Indian brides may want to see their dowries in CDs or mutual funds. Jewelry, the mainstay of gold's demand, is driven by discretionary spending and competes with everything from Gucci shoes to Ralph Lauren clothing to a Friday night at the disco. Our competition is more than just silver and platinum. We need to fight to increase our share of the consumer's dollar - and advertising is a way to do so.

            On the supply side, the positive news is that the Washington accord is holding. Sales, primarily by the Swiss and UK, show that the signature countries are abiding by the plan to release 400 tonnes per year. Furthermore, it is much more transparent than in the past. Sales and lending from outside the accord, approximately 75 tonnes announced so far in 2000, while more than we would like, is manageable in size. But just as the industry has an obligation to support the demand side of the equation, we should be equally responsible in addressing the supply side. Considering the industry's dismal return on investment and the well documented impact that hedging has had on the gold price, its no wonder that many investors believe we are our own worst enemy. I believe mine production is leveling off and will soon decline. But the industry needs to demonstrate greater discipline in new investments and hedging.


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            I wish I knew the spark to rekindle gold's eternal flame. Clearly, we're hurt by the continued strength of the dollar. Until there is some catalyst for change, we must learn to live with the current price. Longer-term, however, one has to be bullish. Fundamental supply and demand projections point to a widening gap that cannot be filled by central banks alone. Few major governments want to eliminate their reserves since gold continues to add public confidence to paper currencies. So there is a limit as to how much gold will be sold and that limit may be reached sooner than the bears acknowledge. Furthermore, several of the largest gold holders, like the US, are not selling period. New grass roots exploration and projects outside the industry's current pipeline need higher prices. By addressing both sides of the supply/demand equation the industry can hasten that day and its own return to healthy profitability.

SLIDE 2 Newmont's strategy in this environment is based on two elements. First, to enhance the value of our core assets by:
            - Increasing efficiencies, primarily through our Gold Metal Performance program that is empowering the entire work-force in new ways to improve productivity and cut costs,
            - Continuing to build on our exploration and technological expertise to extract the most value from our assets, and by
            - Strategic acquisitions, such at Battle Mountain which I will discuss in a moment.
            The second element of our strategy is to preserve maximum leverage to the gold price, which in time must go up.

SLIDE 3 This strategy builds on our position as North America's largest gold producer. We have world class assets with low-cost operations and long-lived reserves. And we are basically unhedged.

SLIDE 4 When we talk about core assets, we're talking about our entire Nevada complex stretching from Carlin to Winnemucca, our growing operations at Yanacocha in Peru, which is undoubtedly the best gold mine in the world, and our newest operation at Batu Hijau in Indonesia.


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SLIDE 5     The Battle Mountain merger was initiated because of the added value it can bring to our existing Nevada operations. It also adds
            9.9 million ounces of proven reserves and 760,000 ounces of annual low-cost production. Cash synergies of $30 million a year are expected once Battle Mountain's Phoenix project in Nevada is in operation.

            As you know, this is an all-stock merger being done on a pooling of interest basis. We will issue 24.2 million new shares raising our outstanding shares to 193 million. Battle Mountain holders will have a 12.5% stake in the combined company.

            We and Battle Mountain are working with the SEC in their review of the transaction and expect to receive clearance later this month. That will allow publication of Battle Mountain's proxy material so that shareholder meetings can be held here in Canada and the U.S. by late October or early November. Closing will follow immediately.

SLIDE 6 On our own, Newmont has the highest reserves and production per share among our North American peers. We also have one of the lowest break-even costs in the industry, and that will move even lower in the second half of 2000 as new low-cost ounces come into production in Nevada and Peru. Importantly, Battle Mountain is accretive to each of these measures.

SLIDE 7 In keeping with our strategy, we are the least hedged of the North American majors and have the fewest shares outstanding, values that will remain after the Battle Mountain merger.

SLIDE 8 From a shareholder perspective, cash flow per share is a key measure of a company's worth. Last year, Newmont generated the highest cash flow per share - $2.40 - at the lowest realized gold price among our peers. If our realization this year matches last year's $285 an ounce, we expect to post a 25% increase in cash flow to $3 per share. Once Phoenix is up and running, Battle Mountain's contribution will be highly accretive to earnings and cash flow.


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SLIDE 9     With Battle Mountain, our reserves restated at the end of last year would total 66.5 million ounces. That represents an 80% increase from what Newmont alone reported in 1996. You can see that the Santa Fe acquisition added 13 million ounces in 1997, but the rest of our growth has been internal. Furthermore, we expect to replace reserves in 2000 exclusive of Battle Mountain.

SLIDE 10 This shows our production profile over the past five years. With Battle Mountain, we will produce in excess of 5.5 million ounces this year at a cash cost of approximately $173 an ounce. That is an increase of 140% in production since 1996 and a 20% decline in costs.

SLIDE 11 Battle Mountain adds geographic diversity with the Golden Giant and Holloway mines in Canada, Kori Kollo in Bolivia and its interest in Vera/Nancy in Australia. Additionally we obtain a 10% interest in Lihir in Papua New Guinea. At the same time, the merger will also increase the percentage of our reserves in North America to 56% from 52%.

SLIDE 12 Nevada, of course, is the foundation of our company. Newmont began mining the Carlin Trend in 1965 and since then has produced more than 29 million ounces of gold. We currently have 28 million ounces of reserves, a number that will rise to 34 million after the merger. Furthermore, as Battle Mountain reported at mid-year, reserves at Phoenix are increasing and the potential for further increases is great. Our Nevada production last year was 2.5 million ounces and that will rise to a record 2.9 million this year at a total cash cost of about $208 an ounce, the lowest in more than a decade.

SLIDE 13 As a core asset, Nevada offers unparalleled flexibility. We are currently mining 9 open pit and 4 underground mines and operate 17 processing facilities. We have more than 2 million acres in Nevada. You can see how those acres surround the Phoenix property south of Lone Tree. It's the proximity of Phoenix to Lone Tree that makes this project so attractive to us.


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SLIDE 14    Phoenix will produce a gold/copper concentrate. By processing those concentrates at the Lone Tree Autoclave versus smelting, we will save $25 an ounce in cash costs, or $10 million a year. In addition, we will generate a one-time savings of $25-$30 million in capital by utilizing surplus equipment from Mule Canyon in Nevada and Mesquite in California, where mining is ending.

            Equally important, Phoenix will fill a gap in our own production profile, enabling us to maintain production in Nevada at approximately 2.7 million ounces a year at this year's cash cost through 2007.

SLIDE 15 Annual production at Phoenix is estimated at 390,000 ounces of gold a year and 27.5 million pounds of copper with a substantial silver credit. Initial costs will be about $140 an ounce with a small heap leach operation, rising to $150 an ounce life of mine. Capital costs will be $200 million. We are aggressively pursing permitting so that construction can begin next July. Heap leaching could commence in January 2002 with mill production starting a year later. Actual project development will depend on a review of all of our capital projects at the time as we rate-and-rank investments on their expected returns based our outlook for the gold price.

SLIDE 16 We have the largest exploration program in Nevada and this year are showing some excellent results. Definitional drilling at the Deep Post underground mine is exceeding surface expectations, while the underground corridor between Deep Post and our high-grade Deep Star mine has advanced more than 15,000 feet and is 40% completed. At Gold Quarry, we are defining a high-grade target at the Chukar Footwall. This is only 150 feet from the pit highwall and could become the first underground mine at Gold Quarry. We've drilled 26 holes and are modeling the data for inclusion in minearlized material at year-end. Finally, at Lone Tree, we are wrapping up a drilling program that is expected to increase reserves by 500,000 to one million ounces of gold. Illustrations are included in your handout books.


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SLIDE 17    Turning now to Indonesia, our third core asset is our copper-gold mine at Batu Hijau. This is our first full year of operations and the ramp-up is right on target. We expect the completion test required under our $1 billion financing to be finalized next month. At that time the loan will be non-recourse to Newmont. Reserves at year-end 1999 were 10.5 billion pounds of copper and
            11.8 million ounces of gold. We have a 56.25% economic interest in the project.

            You may have heard that last week operations at our smaller Indonesian mine, Minahasa, were shut down again by protests over land compensation. Five farmers out of the 400 from whom we purchased land up to 10 years ago now want additional money. It is a maturing mine and this group appears to want one last bite of the apple. We continue to push for third party arbitration to resolve alleged grievances and we have taken great pains to avoid escalating the tension.

            Batu Hijau, on the thinly-populated island of Sumbawa, has not encountered such protests. We, together with our partners and the provincial government and residents have a stake in making Batu Hijau a successful mine for 20 years and beyond.

            Indonesia is undergoing a challenging transition to democracy as the central government promotes provincial autonomy and loosens its traditional grip on power. Ron Cambre and I have met with President Wahid twice in the past two months. He assured us that this process will not alter the government's commitment to our Contract of Work or its effort to attract foreign investment. Life will not be easy for the next few years, but I am optimistic that the fourth largest populated country in the world will be able to pull itself together and pursue economic development with greater respect for the rule of law.

SLIDE 18 For 2000, equity production at Batu Hijau is expected to be 300 million pounds of copper and 180,000 ounces of gold at a total cash cost of 55 cents per pound of copper. Over a 20-plus year mine life, annualized equity production will be 340 million pounds of copper and 270,000 ounces of gold at a total cash cost of less than 50 cents per pound of copper.



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            Our timing on this project has been favorable.  Copper is trading at 91 cents a pound, 50% above its low of just 18 months years ago. As a result, we expect the project to be in the black in the second half of 2000.

SLIDE 19 In Peru, Yanacocha is our golden growth story and the largest gold producing property in South America. We expect to produce nearly 2 million ounces of gold, or about 1 million ounces for our 51.35% equity share, at a cash cost of less than $90 per ounce. Reserves of 32.9 million ounces are expected to reach 40 million at year-end.

SLIDE 20 Yanacocha continues to exceed expectations with an unrivaled record of growth. We still don't know the limits of this area, which already carries such superlatives as the largest heap leach operation and one of the lowest cost producers in the world. Production this year will rise some 15 percent, cash costs will decline by a similar amount and reserves will grow by more than 20 percent.

            This year's capital expenditures of $220 million cover the expansion of La Quinua, Cerro Yanacocha and Charachugo heap leach capacity for the continuing ramp up in production. We will begin loading ore on the La Quinua pad at the end of this quarter and will see production of approximately 100,000 ounces in the fourth quarter with a short leach cycle of 45 days. This is ahead of schedule by more than four months. La Quinua has reserves of 9.3 million ounces and will generate peak production of 1.2 million ounces in 2002.

SLIDE 21 Let me give you a few highlights of our successful exploration program this year. In addition to expected reserve additions at developed deposits, we've just recorded our best core drill results ever at Yanacocha, at Corimayo, with an interval of 428 meters of 3.51 grams per tonne, including an intersect of 70 meters of 14.8 grams per tonne. Additional drilling is needed to determine the size of this deposit, so Corimayo won't show up in our reserve tables for at least another year.


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SLIDE 22    On this map of the area, you can see Corimayo and an earlier discovery at El Tapado, both of which underlie the La Quinua deposit. A plan view of Corimayo is in the back of your books. The best hole I mentioned, COR-18, was completed in the second quarter and was part of a core drilling program on 150-meter centers. We are conducting 100-meter step out drilling in the area to further define the mineralization.

            Yanacocha is becoming a major mining district. To the east at Minas Conga, where we have a 40% interest, we expect to add to the gold/copper mineralization at year-end. Earlier this year, we had a record of 32 core and reverse circulation drill rigs working at Yanacocha. We are currently running about 20 at Yanacocha and two core drill rigs at Minas Conga. The recent the strategic addition of the Solitario claims to the north gives added expansion room for what we envision as a transition from heap leaching of oxide ores to eventual mill operations for sulfides and perhaps copper concentrates.

SLIDE 23 In summary, over the next few years, with the completion of the Battle Mountain transaction and Phoenix start up, we expect to have annualized production of over 5 million equity ounces of gold at a total cash cost of approximately $165 per ounce. We will also produce 300 million equity pounds of copper at a total cash cost under 50 cents per pound. We will continue to generate strong cash flow from operations. And, we are committed to paying down debt to achieve a 25-30% debt-to-cap ratio. This is a priority that ranks higher than increasing production at today's low prices. Newmont in the new millennium is well positioned, financially strong and offers the highest leverage to a rising gold spot price.

            With that, John, Joe and I are open to your questions.